UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Nuveen Churchill Private Capital Income Fund

Address of Principal Business Office:	430 Park Avenue, 14th Floor New York, NY 10022

Telephone Number:	(212) 207-2003

Name and Address of Agent for Service of Process:	John McCally General Counsel Churchill Asset Management LLC 8500 Andrew Carnegie Blvd Charlotte, NC 28262

Christopher Rohrbacher Managing Director, Managing Associate General Counsel Nuveen, LLC 333 W. Wacker Dr., 33rd Floor Chicago, IL 60606
The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Charlotte and the state of North Carolina on the 14th day of February, 2022.

Nuveen Churchill Private Capital Income Fund

/s/ John McCally
Name: John McCally
Title: Sole Trustee

Attest:	/s/ Christopher Rohbacher
Name: Christopher Rohbacher
Title: Managing Director and Managing Associate General Counsel of Nuveen, LLC